

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 21, 2009

Joshua Pickus
Chief Executive Officer
SupportSoft, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

> **Re:** **SupportSoft, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 14, 2009**
> **File No. 000-30901**

Dear Mr. Pickus:

We have reviewed your responses in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that our references to prior comments refer to our prior comment letter dated May 8, 2009.

Preliminary Proxy Statement on Schedule 14A

Opinion of Our Financial Advisor, page 30

1.   We note your response to prior comment 13. Please provide disclosure in the proxy statement consistent with your response regarding the method used for selecting Thomas Weisel Partners LLC. Refer to Item 1015(b)(3) of Regulation M-A applicable to you through Item 14(b)(6) of Schedule 14A.

Unaudited Pro Forma Consolidated Financial Information, page 52

2.   Please tell us how you considered presenting comparative pro forma data for the fiscal quarter ended March 31, 2008. See Question 6 of Section H of the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations. Similar concerns apply to your Selected Unaudited Pro Forma Consolidated Financial Data on page 51. See Instruction 4 to Item 301 of Regulation S-K.

Executive Compensation and Related Information

Compensation Discussion and Analysis, page 82

3.   Please include disclosure in the revised proxy statement consistent with your response to prior comment 7 regarding your decisions not to use outside compensation consultants for fiscal 2008 and to engage a compensation consultant for fiscal 2009. Also include a discussion of the reasons supporting these decisions. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Annual Cash Incentive Awards, page 89

4.   We refer to your response to prior comment 8. We note your enhanced discussion of individual goals and the quantification of the executives' achievement of those goals. It is unclear from the disclosure how the achievement of individual goals contributed to actual annual cash incentives awarded for each of the named executive officers. For instance, please clarify how Ms. Schaffer's achievement of 100% of her individual goals for the second, third and fourth quarters of 2008 impacted the short-term cash incentive award received.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        If you have any questions regarding comments on the financial statements and related matters you may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or, in his absence, Christine Davis, Assistant Chief Accountant, at (202) 551-3408. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at

(202) 551-3477, or the undersigned at (202) 551-3457. If you thereafter require further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (650) 739-3900
          Stephen Gillette, Esq.
          Jones Day